Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

June 24, 2019

VIA EDGAR

Anuja A. Majmudar

Attorney-Advisor

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Re:	Netfin Acquisition Corp.
Draft Registration Statement on Form S-1
Confidentially Submitted May 22, 2019
CIK No. 0001776903

Dear Ms. Majmudar:

On behalf of our client, Netfin Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 18, 2019, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 22, 2019 (the “Draft Registration Statement”).

The Company has confidentially submitted via EDGAR Amendment No.1 to the Draft Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter, in bold, and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Overview

Our Management Team, page 2

1.	We note that you have included extensive disclosures regarding your management team's prior experience, including that members of your board include "entrepreneurs and investors from Silicon Valley with expertise in fintech, blockchain and data and analytics." Revise to clarify which members aside from Mr. O'Brien have the referenced Silicon Valley / fintech experience.

Response: The Company has revised the disclosures on pages 2–4, 68–70 and 93–95 of Amendment No. 1 to clarify the relevant Silicon Valley and fintech experience held by each member of the Company’s management team.

2.	You describe the roles that Messrs. Komissarov and Rosenberg have with another special purpose acquisition company, Trident Acquisitions Corp. You also disclose that "potential investors and sellers of target businesses will view the fact that members of our management team have previous experience with special purpose acquisition companies as a positive factor." Please revise to identify any other such companies with which members have experience or clarify that the reference is only to Trident.

Response: The Company has revised the disclosure on pages 5 and 71 of Amendment No. 1 to clarify that Messrs. Komissarov and Rosenberg have worked on only one other special purpose acquisition company, Trident Acquisitions Corp.

3.	Please provide updated disclosure in this prospectus regarding the particulars of any business combination that Trident consummates prior to effectiveness of the Netfin Acquisition registration statement.

Response: The Company advises the Staff that it will provide such disclosure in the event that Trident makes public disclosure relating to its initial business combination prior to effectiveness of the Company’s registration statement.

Principal Shareholders

Registration Rights, page 104

4.	Please revise to include the number of shares which will be registrable under such agreement, once that information is known. Also revise to clarify the timing and composition of the referenced private placements. For example, you refer to a prior placement prior to this offering (cover page) and a private placement that will close "simultaneously with the closing of this offering" (page 1).

Response: The Company has revised the disclosure on page 104 of Amendment No. 1 to include the maximum number of shares that may be issued under the registration rights agreement and to clarify the timing and composition of the private placements.

General

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that neither the Company, nor anyone authorized by the Company, has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained copies of the communications. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or Amendment No. 1.

Sincerely,

/s/ Joel L. Rubinstein